IN THE UNITED STATES COURT OF APPEALS
                             FOR THE THIRD CIRCUIT
     ====================================================================
                                 NO. ---------
     ====================================================================

             NORFOLK SOUTHERN CORPORATION, a Virginia corporation,
               ATLANTIC ACQUISITION CORPORATION, a Pennsylvania
                      corporation  AND KATHRYN B. McQUADE,
                                  Appellants

                                       v.

           CONRAIL INC., a Pennsylvania corporation, DAVID M. LEVAN,
             H. FURLONG BALDWIN, DANIEL B. BURKE, ROGER S. HILLAS,
         CLAUDE S. BRINEGAR, KATHLEEN FOLEY FELDSTEIN, DAVID B. LEWIS,
              JOHN C. MAROUS, DAVID H. SWANSON, E. BRADLEY JONES,
                  AND RAYMOND T. SCHULER AND CSX CORPORATION,
                                   Appellees
     ====================================================================

        On Appeal from the United States District Court for the Eastern
                           District of Pennsylvania
                          Civil Action No. 96-CV-7167
     ====================================================================
         APPELLANTS' EMERGENCY MOTION FOR AN INJUNCTION PENDING APPEAL
     ====================================================================

                                      DECHERT PRICE & RHOADS
                                      Mary A. McLaughlin
                                      George G. Gordon
                                      4000 Bell Atlantic Tower
                                      1717 Arch Street
                                      Philadelphia, PA 19103-2703
                                      (215) 994-4000
                                      (215) 994-2222 Facsimile

                                      OF COUNSEL:

                                      SKADDEN, ARPS, SLATE, MEAGHER
                                       & FLOM
                                      Steven J. Rothschild
                                      One Rodney Square
                                      P.O. Box 636
                                      Wilmington, DE 19801
                                      (302) 651-3000
                                      (302) 651-3001 Facsimile



          Pursuant to Federal Rule of Appellate Procedure 8(a) and on the grounds set forth herein, appellants Norfolk Southern Corporation ("Norfolk"), Atlantic Acquisition Corporation and Kathryn B. McQuade (collectively, "appellants") hereby move this Court for an injunction pending resolution of their appeal of the November 19, 1996 Order of the United States District Court for the Eastern District of Pennsylvania denying Plaintiffs' Motion for a Preliminary Injunction.

                      PRELIMINARY STATEMENT

          By the end of the day tomorrow, Wednesday, November 20, 1996, Conrail's fate will be sealed. Unless this Court acts to maintain the status quo, CSX's tender offer for 19.9% of Conrail's shares will close on that date. If that is allowed to happen, Conrail's and CSX's collusive scheme to lock up control of Conrail, and to disenfranchise Conrail shareholders, will have succeeded. Consequently, appellants respectfully request that this Court issue an injunction maintaining the status quo pending the resolution of their appeal of the District Court's November 19, 1996 Order denying Plaintiffs' Motion for a Preliminary Injunction.

I.   THE ORIGINAL CONRAIL-CSX TRANSACTION

          After maintaining for months that Conrail was not for sale (and repeatedly dissuading Norfolk from making an offer for Conrail shares), on October 15, 1996 Conrail announced a surprise merger agreement between CSX and Conrail (the "CSX Transaction"). Central to the CSX Transaction were covenants substantially increasing the compensation of Conrail's CEO, David LeVan, and guaranteeing that Mr. LeVan would succeed John Snow as CEO and Chairman of CSX, the surviving company. Moreover, also integral to the CSX Transaction were an unprecedented array of defensive provisions designed to enhance the coercive effect of the CSX Transaction and through which the Conrail directors effectively abdicated their fiduciary duties.

          The CSX Transaction was structured as a coercive, multi-tiered, front-end loaded tender offer. The original merger agreement provided that CSX would purchase 40% of Conrail stock via a tender offer for $92.50 a share. Conrail also granted CSX options to purchase an additional 15,955,477 shares of common stock that would, in combination with the 40% purchased through the tender offer, bring its holdings to 50% of Conrail stock. Once that happens, according to Conrail's own preliminary proxy materials, "approval of the merger by the Conrail shareholders would be certain."

          In the proposed merger, the remaining Conrail shares will be exchanged for shares of CSX stock at a rate of 1.85619 CSX shares for each share of Conrail stock. This back-end exchange of stock is currently worth only $82.37 per share using the closing price of CSX stock as of November 15, 1996. The large disparity between the consideration offered in the front-end tender offer and that offered in the back-end merger is intentionally designed to coerce shareholders to tender their shares in the front-end tender offer, thereby locking up approval of the merger.

          Conrail and CSX hope that shareholders fear of having to accept the less valuable CSX stock in the back-end merger will create a "stampede" effect, allowing CSX (1) to obtain 40% of the shares in the front-end tender offer; (2) then to exercise its stock option to bring its holdings to almost 50% of Conrail s shares; and (3) finally to force the remaining shareholders to accept the less generous exchange of stock in the merger.
Indeed, Professor John E. Coffee of Columbia University School of Law testified that he had "not seen a disparity this great in any tender offer in well over a decade." (Hrg. Tr. at 68)1

          One problem, however, prevents Conrail and CSX from getting away with this coercive scheme. Subchapter 25E of the Pennsylvania Business Corporation Law ("PBCL") provides that any person acquiring voting power over 20% or more of a corporation s voting shares must acquire any additional shares tendered for a "fair price", which is defined in the statute as not less than the highest price per share paid by the acquiring person within 90 days before obtaining control over 20% of the voting shares plus an increment representing the proportionate value of any control premium. In other words, if CSX acquired 20% or more of Conrail s shares for $110 (its current tender offer), it would have to purchase 100% of Conrail s shares, if tendered, for at least $110. A corporation may amend its articles of incorporation to "opt-out" of Subchapter 25E. To date, Conrail has not done so.

          To avoid this problem, the CSX Transaction was originally structured as follows: (1) a first step cash tender offer for up to 19.9% of Conrail s stock (originally scheduled to close on November 15); (2) a "Charter Amendment" to Conrail s articles of incorporation to opt-out of Subchapter 25E (originally scheduled to be voted on at a shareholders meeting scheduled for November 14, the day before the first stage of the CSX tender offer was to close); (3) an acquisition of additional shares which would represent, in combination with the shares already purchased, at least 40%, and possibly up to 50%, of Conrail s stock; and (4) consummation of the merger following appropriate regulatory approvals.

          The CSX Transaction also contained an unprecedented array of defensive provisions designed to enhance the coercive effect of the CSX tender offer and to freeze out competing tender offers, including:

          * a provision which prevents Conrail's board from terminating the CSX Transaction or approving a competing transaction for 180 days from the date of the merger agreement, regardless of whether its fiduciary duty would require it to do so.

          * a provision prohibiting the Conrail board from exempting any other competing bidder from the Conrail poison pill plan without CSX s approval.

          * a lock-up stock option to purchase 15,955,477 shares of Conrail common stock for $92.50 which has a virtually unlimited dilution effect on a competing bidder. Under the current $110 per share Norfolk tender offer, the dilution attributable to the option would be approximately $280 million.

          * a $300 million breakup fee if the CSX merger agreement is terminated following a competing takeover proposal. In conjunction with the lock-up stock option, this breakup fee would currently add $580 million to the cost of the most recent Norfolk tender offer.

          Through these provisions, the Conrail board has effectively delegated its fiduciary duties to CSX - a party who "has the strongest conflict in the entire world with the
shareholders."  (Hrg. Tr. at 79[Coffee Testimony])   Indeed,
Furlong Baldwin, a Conrail director, candidly testified that he believes his "responsibility is to [the CSX] merger agreement." (Hrg. Tr. at 239) Moreover, these provisions enhance the coercive effect of the CSX tender offer by creating the appearance that no competing offer could be viable.

          Despite these impediments to a Norfolk-Conrail transaction, Norfolk decided to offer Conrail shareholders a better deal. On October 23, 1996, Norfolk announced an all cash tender offer for Conrail stock at $100 per share. This tender offer was worth approximately $15 per share more than the original CSX offer, which had a blended value of slightly more than $85.00 per share as of October 29, 1996.

II.  THE REVISED CONRAIL-CSX TRANSACTION

          In response to Norfolk's financially superior tender offer, Conrail and CSX amended their merger agreement to further pressure Conrail shareholders to tender their shares into the first step of the CSX offer (the "Amended CSX Transaction"). CSX increased the first stage of its tender offer to $110, but did not increase or guarantee the value of the back-end consideration, thereby exacerbating the coercive nature of its offer. Under the Amended CSX Transaction, CSX will acquire only 40% of the Conrail shares for $110; the remaining 60% of Conrail would be exchanged for CSX stock worth only $82.37 as of November 15, 1996. The amendment also extended by three months the period of time during which the directors cannot withdraw their support of the CSX Transaction or approve another transaction (the "270-Day Lock-Out Provision"). The amended time period now runs until July 12, 1996.

          Conrail and CSX also changed the timing of the CSX Transaction to increase its coercive effect. The first stage of the CSX tender offer will now close on November 20, 1996. The new record date for the shareholders meeting to consider the Charter Amendment is December 5, 1996 (with the meeting to take place in "mid-December"). In short, CSX and Conrail are now trying to stampede Conrail's shareholders into selling a substantial block of Conrail stock through an illegally coercive tender offer before the vote on the Charter Amendment. That stock would then be voted as a block in favor of the Charter Amendment -- effectively stuffing the ballot box in connection with CSX's and Conrail's effort to have Conrail shareholders opt-out of the protections provided to them by Subchapter 25E.

          On November 7, 1996, one day after CSX and Conrail announced the Amended CSX Transaction, Norfolk increased its all cash tender offer for all Conrail shares to $110 per share. According to the November 8, 1996 edition of The Wall Street Journal, Norfolk's "increased bid has a value of nearly $17 a share more than CSX's." In other words, Norfolk's all cash $110 per share tender offer is worth approximately $1.5 billion more to Conrail shareholders than the Amended CSX Transaction. Yet without an injunction pending appeal, Conrail shareholders will effectively be deprived of the opportunity to accept Norfolk's financially superior offer.

                        PROCEDURAL HISTORY

          On October 23, 1996, appellants filed an action in the United States District Court for the Eastern District of Pennsylvania challenging the coercive provisions of the CSX Transaction. Pursuant to the briefing schedule suggested by the Court, appellants served their Opening Memorandum of Law in Support of Their Motion for a Preliminary Injunction on November 11, 1996 and filed their Motion for a Preliminary Injunction and supporting papers on November 13, 1996. After a hearing on November 18-19, 1996, the District Court denied appellants Motion. Appellants immediately filed a Notice of Appeal, a Motion for Expedited Appeal, and this Emergency Motion for an Injunction Pending Appeal.

                             ARGUMENT

I.   THE APPLICABLE LEGAL STANDARDS.

          A federal court may issue an injunction or a stay pending appeal in order "to prevent irreparable injury to the parties or to the public resulting from the premature enforcement of a determination which may later be found to have been wrong." Scripps-Howard Radio, Inc. v. Federal Communications Commission,
316 U.S. 4, 9 (1942); see also Fed. R. App. P. 8(a).   For an
injunction to issue, a court must weigh four factors: (1) the applicants likelihood of success on the merits of their appeal;
(2) whether the applicants will be irreparably injured absent an injunction; (3) whether issuance of an injunction will substantially injure the other parties interested in the procedure; and (4) where the public interest lies. See Republic of the Philippines v. Westinghouse Elec. Corp., 949 F.2d 653, 658 (3d Cir. 1991).

          No single factor is controlling. If one factor weighs heavily in favor of an injunction, a lesser showing is needed for the others. In particular, when irreparable harm is clearly demonstrated, a lesser showing of success on the merits is required for an injunction to issue. See e.g. Ohio v. Nuclear Regulatory Commission, 812 F.2d 288, 290 (6th Cir. 1987) ("The probability of success that must be demonstrated is inversely proportional to the degree of irreparable injury the plaintiff will suffer absent an injunction"). Where - as here - a case involves matters of first impression or unsettled law, several courts have recognized that it is particularly appropriate to focus more on the harm that will be suffered by the applicants if the injunction is denied and less on the issue of success on appeal. First Amendment Coalition v. Judicial Inquiry and Review Bd., 584 F. Supp. 635, 638 (E.D. Pa. 1984)(Pollak, J.)(holding that, because the case involved "essentially untested constitutional analysis" and there was "no single authoritative decision" on point, if a "reasonable possibility" of success on appeal could be shown, "the equities would then shift strongly towards granting a stay" under F.R.C.P. 62(c)), vac. on other grounds, 784 F.2d 467 (3d. Cir. 1986); see also U.S. v. Eleven Vehicles, 1995 WL 635332 at *3 (E.D. Pa. Oct. 24, 1995); Republic Industries v. Central Pennsylvania Teamsters Pension Fund, 537 F. Supp. 1036, 1037 (E.D.Pa. 1982) (stay granted where appeal was "non-frivolous").

          As explained below, if this Court does not grant injunctive relief pending resolution of this appeal, Conrail s shareholders will suffer catastrophic and irreparable harm. Moreover, even though appellants are entitled to a lower standard with respect to the likelihood of success on appeal, they do not need it. Appellants have a strong likelihood of success on the merits of their appeal and the remaining factors of the harm to other parties and the public interest also weigh in favor of an injunction.


II.  IF THE COURT DOES NOT ENJOIN CSX'S TENDER OFFER FROM CLOSING
     PENDING APPEAL, CONRAIL'S FATE WILL BE SEALED

          If this Court does not issue an injunction to maintain the status quo pending appeal, the irreparable harm to appellants is plain. Courts have recognized that a plaintiff is irreparably harmed if he loses the opportunity to acquire the object of his acquisition bid as a result of illegal conduct by defendants.
See A. Copeland Enters., Inc. v. Guste, 706 F. Supp. 1283, 1293 (W.D. Tex. 1989); Asarco, Inc. v. M.R.H. Homes A Court, 611 F. Supp. 468, 480 (D.N.J. 1985); West Point-Pepperell, Inc. v. Farley, Inc., 711 F. Supp. 1088, 1095 (N.D.Ga. 1988); Buckhorn,
Inc. v. Ropak Corp., 656 F. Supp. 209, 235-36 (S.D. Ohio), aff d mem., 815 F.2d 76 (6th Cir. 1987). Moreover, the irreparable harm to Conrail s shareholders that flows from the lack of an opportunity to exercise choice free from coercion must be given substantial weight. See Conoco, Inc. v. Seagram Co., 517 F. Supp. 1299, 1303 (S.D.N.Y. 1981)("The Directors are free to continue by proper legal means to express to the shareholders their objection and hostility to the [offeror s] proposal, but they are not free to deny them their right to pass upon this offer or any other offer for the purchase of their shares"); see also, Amalgamated Sugar Co. LLC v. NL Indus., 644 F. Supp. 1229, 1239 (S.D.N.Y. 1986); Buckhorn, 656 F. Supp. at 235-36.

          Here, the CSX Transaction and the Amended CSX Transaction were designed specifically to stampede shareholders into tendering their shares to CSX in the front-end tender offer, which now closes on Wednesday, November 20, 1996. Without an injunction pending appeal, CSX and Conrail will have succeeded in the first stage of their coercive scheme. Indeed, if CSX acquires the 19.9% of Conrail shares sought in the tender offer (which is likely given the coercive nature of the offer),2 it will set in motion an irreversible process that will result in CSX locking up control of Conrail swiftly and without the chance for shareholders to have a meaningful say.

          For example, once CSX owns 19.9% of Conrail's stock, Norfolk will be foreclosed from entering into a "business combination" with Conrail for five years under Subchapter 25F of the PBCL. That provision of the PBCL prevents a company from entering into a "business combination" for five years with a shareholder that owns 20% or more of its shares. Thus, even if Norfolk's tender offer were successful and it obtained more than 20% of Conrail's shares, it could not merge with Conrail unless:

          (i) the Conrail Board approved Norfolk's proposed business combination;

          (ii) the business combination received the approval of the holders of all of Conrail's outstanding shares not owned by Norfolk; or

          (iii) Norfolk owned 80% of the Conrail shares, and the business combination received the approval of the holders of a majority of the shares not owned by Norfolk (and Norfolk complies with certain fair price provisions).

          As a practical matter, however, once the CSX tender offer closes, these exceptions are unavailable to Norfolk. The first exception is precluded by the CSX Transaction -- the merger agreement, as amended, forbids the Conrail board from approving a business combination with anyone but CSX for 270 days. In addition, if CSX obtains 19.9% of the outstanding Conrail shares through its coercive tender offer, the second and third exceptions will be mathematically impossible.

          Moreover, if the CSX tender offer closes, CSX and Conrail will have successfully manipulated the outcome of the upcoming vote on the Charter Amendment in their favor. If the Charter Amendment passes (which is highly likely when at least 20% of the shares will already be committed to vote in favor of the Amendment), CSX will launch a second tender offer for 20.1% of the remaining Conrail shares. At that point, shareholders only choice will be to tender into the front-end of the CSX offer or risk getting stuck with the less valuable back-end exchange of stock. Conrail has conceded in its proxy materials that shareholder approval of the proposed CSX-Conrail merger is "certain" once CSX obtains 40% of the outstanding shares and exercises its lock-up stock option.

          Thus, on Wednesday November 20, Conrail's fate will be effectively sealed. Once the CSX tender offer closes, it will be too late to "unscramble the eggs." Conrail and CSX will have succeeded in their scheme to deny shareholders any meaningful say in determining Conrail's fate and to lock-up CSX s control of Conrail.

III. APPELLANTS HAVE A STRONG LIKELIHOOD OF SUCCESS ON APPEAL

          An injunction pending appeal is compelled not only by the plain irreparable harm that appellants will suffer if the status quo is not maintained pending appeal, but by appellants' strong likelihood of success on appeal as well. The CSX Transaction is unprecedented in terms of the array of defensive provisions employed to coerce shareholders into acting contrary to their best interests. Professor Coffee testified that he has "never seen a transaction that has the cumulative amount of obstacles in terms of their total effect." (Hrg. Tr. at 83.) Through these defensive provisions, the Conrail board has abdicated its fiduciary duties in an effort to "bulletproof" the CSX Transaction. Moreover, Conrail and its Board have acted to mislead and coerce shareholders into tendering their shares to CSX.

     A.   CONRAIL'S DIRECTORS HAVE ABDICATED THEIR FIDUCIARY
          DUTIES

          The PBCL requires that the "business and affairs of every [Pennsylvania] Corporation shall be managed under the direction of, a board of directors." PBCL SECTION 1721. The PBCL also makes clear that the directors of a Pennsylvania corporation must act with due care and in good faith. Here, the Conrail Board has refused to direct the management of the affairs of Conrail and has contractually bound itself to allow CSX to have the final word on certain critical matters without regard to what may be in the best interests of Conrail, its shareholders or its other constituencies. As noted above, Mr. Baldwin testified that his responsibility was to adhere to the CSX merger agreement, and that, because of the merger agreement, Conrail could not sign an agreement with Norfolk even if it was better for Conrail s constituencies. (Hrg. Tr. at 236, 243)

          For example, the 270-Day Lock-Out provision purports to bind Conrail's directors not to terminate the CSX Transaction for 270 days regardless of the circumstances. Moreover, the CSX merger agreement also purports to bind the Conrail board not to take any action with respect to the Conrail poison pill plan to facilitate any offer to acquire Conrail other than the CSX Transaction. Through these provisions the Conrail directors have ceded to CSX their authority and ability to consider and pursue other acquisition proposals. In short, Conrail's directors gave up their ability to use their own best judgment on matters critical to Conrail's shareholders. As Professor Coffee explained:

          Until the merger agreement is unwound with the consent of CSX or the 270-day period expires the Conrail directors are not in a position to live up to their own fiduciary duties even if they wanted to.

(Hrg. Tr. at 86, 87)

          Neither Conrail nor CSX can point to a single case giving the Conrail's directors the right to abdicate their fiduciary duties under Pennsylvania law. Indeed, case law from Pennsylvania and across the country makes clear that directors cannot delegate away those duties that lie at the heart of the management of the corporation. See e.g., Neal v. Neumann Medical Center, 667 A.2d 479, 483 (Pa. Commw. Ct. 1995) ("Certainly, if enforcement of the bylaws provision providing for the mandatory advancement of defense expenses would conflict with the directors' fiduciary duties in this case, then it is of no moment whether the enforcement is pursuant to a contract separate from the bylaws or pursuant to the bylaws themselves"); Paramount Communications Inc., v. QVC Network Inc., 637 A.2d 34, 51 (Del.
1994)("To the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable").(3)

          Moreover, Conrail's directors have abdicated their fiduciary duties with little, if any, investigation or understanding of what they were doing. For example, Mr. Baldwin testified that:

          *    He did not read the Norfolk offer (Hrg. Tr. at
               196)

          *    He did not read the CSX offer to purchase (Id.)

          * He did not ask whether Conrail's Board would be free to accept a deal that was "twice as good" as the CSX offer. (Id. at 207.)

Mr. Baldwin also appeared to lack a basic understanding of some of the key elements of the CSX Transaction, such as the fact that the CSX merger agreement exempted CSX from the poison pill. (Id. at 222-23.)

     B.   CONRAIL AND CSX HAVE ACTED TO COERCE CONRAIL
          SHAREHOLDERS INTO TENDERING THEIR SHARES TO CSX

          Not only have the Conrail directors abdicated their fiduciary duties, but they (along with CSX) have acted affirmatively to coerce Conrail shareholders into tendering their shares to CSX. Indeed, Conrail, in Amendment No. 4 to its
Schedule 14D-9, acknowledges that because of the coercive nature of the CSX Transaction "the Offer and the Second CSX Offer, if applicable, may succeed regardless of the perceived relative values of the CSX Transactions and the Proposed Norfolk Transactions." That admission is truly remarkable.

          No Pennsylvania authority holds that a target company s board of directors can coerce its shareholders into acting against their own interests. Indeed, Subchapter 25E of the PBCL was designed to avoid precisely the type of coercion being practiced by Conrail and CSX.(4) According to the Pennsylvania
Corporation Law and Practice treatise:

          Specifically, the control transaction provisions of the 1988 BCL [in Subchapter 25E] protect shareholders of registered corporations against two-tier front end loaded tender offers, tender offers for fewer than all of the outstanding shares and tender offers with a non-cash component for common stock by forcing the acquiror to pay fair value in cash to all demanding shareholders regardless of the stated terms of the offer.

John W. McLamb, Jr. and Wendy C. Shiba, Pennsylvania Corporation
Law and Practice, SECTION 10.14(b) at 551 (1993 Supp.)(Prentice Hall &
Business).

          Here, however, the CSX and the Conrail board seek to stand Subchapter 25E on its head. They are attempting to coerce shareholders into opting out of Subchapter 25E - which was specifically designed to protect shareholders from precisely this type of coercive multi-tiered tender offer - so that they can force through a back-end merger where the consideration to be received has a value of $82. The gross disparity between the $110 per share consideration in the first CSX tender offer and the $82 per share value of the CSX back-end merger would lead any rational shareholder to tender their shares in the first tender offer, thereby giving CSX a "leg-up" in the vote on the proposed Charter Amendment opting out of Subchapter 25E. In short, CSX and Conrail are trying to use the protections of PBCL, which were designed as a shield to be used for the benefit of shareholders, as a sword against shareholders in CSX s effort to lock-up swift control of the company.

          This coercive effect of the CSX tender offer is enhanced by draconian defensive provisions, including the 270-Day Lock-Out provision, the $300 million break-up fee and the lock-up stock option (which has a current dilution effect of $280 million). These provisions were specifically designed to make Conrail shareholders believe that any competing bid, including Norfolk's, is effectively unavailable. Thus, Conrail shareholders would be left with the perception that they have only one rational choice to tender their shares to CSX.(5)


IV.  THE LACK OF HARM TO DEFENDANTS AND THE PUBLIC INTEREST ALSO
     WARRANT AN INJUNCTION PENDING APPEAL

          The remaining two factors to be considered by the Court in granting a preliminary injunction, harm to other parties and the public interest, also mandate the granting of an injunction here.

          First, Conrail and CSX will suffer no harm if CSX is prohibited from purchasing shares of Conrail until the appeal is resolved. Indeed, CSX itself has delayed the closing of the first stage tender offer once already. Another short delay will cause no harm. Moreover, appellants have filed a Motion for an Expedited Appeal and are willing to work toward a swift resolution to this appeal.

          Second, Norfolk's $110 offer is clearly better for Conrail's shareholders and other constituencies than the CSX offer. It is in the public s best interests to insure that directors of Pennsylvania corporations cannot coerce shareholders into accepting proposals that are in the interests of management as opposed to the interests of the corporation and its constituencies.

                       THE RELIEF REQUESTED

          Accordingly, for the reasons set forth above, appellants request that this Court enter an injunction pending appeal and order that, pending final resolution of this appeal:

          (a) Defendant CSX, any subsidiary, affiliate or parent of CSX, or any person or entity acting on behalf of CSX may not accept shares for payment pursuant to a tender offer for shares of Conrail Common Stock and Series A ESOP Convertible Junior Preferred Stock (the "CSX Offer");

          (b) Defendants may not take any action toward consummation of the Agreement and Plan of Merger by and among Conrail, Inc., Green Acquisition Corp. and CSX
          Corp., as amended (the "CSX Merger Agreement"), including, without limitation, the consummation of the CSX Offer; and

          (c) Defendant Conrail, Inc. or its Board of Directors may not count or give effect to votes of Conrail shares acquired by CSX or a CSX subsidiary in the CSX Offer or otherwise in the yet-to-be scheduled vote of Conrail's shareholders on the amendment to Conrail's Articles of Incorporation to opt-out of Subchapter 25E of the PBCL.

                                   Respectfully submitted,

                                   _______________________
                                   Mary A. McLaughlin
                                   George G. Gordon
                                   Dechert Price & Rhoads
                                   4000 Bell Atlantic Tower
                                   1717 Arch Street
                                   Philadelphia, PA 19103
                                   (215) 994-4000
                                   (215) 994-2222 (facsimile)
                                   Attorneys for Appellants

Of counsel:
Skadden, Arps, Slate, Meagher & Flom
Steven J. Rothschild
R. Michael Lindsey
One Rodney Square
P.O. Box 636
Wilmington, DE 19899
(302) 651-3000
Dated: November 19, 1996









-----------------------
(1) Professor Coffee further testified that CSX s offer was so coercive that it s a practical certainty that all shareholders will tender." (Hrg. Tr. at 69) The selected excerpts from the hearing transcript cited herein are attached as Exhibit A.

(2) See Hrg. Tr. at 67 (Professor Coffee testified that "It is an empirical certainty that a 20 percent partial tender offer will be oversubscribed").

(3)  See also, Jewel Cos. v Pay Less Drug Stores Northwest, Inc.,
     741 F.2d 1555, 1560 n.5 (9thCir. 1984) (noting that a number of courts have declared unlawful attempts to curtail the board s traditional management function by contract); ConAgra, Inc. v. Cargill Inc., 382 N.W.2d 576, 587 (Neb. 1986) (noting that directors cannot not enter into agreements to violate their fiduciary obligations); Great W. Producers Co-op. v. Great W. United Corp., 613 P.2d 873, 878 (Colo. 1980) (holding that where a decision lies at the heart of the directors corporate management duties, the directors may not lawfully agree to abrogate their duty to exercise independent judgment with respect to that decision); Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956) (declaring that the court would not give legal sanction to agreements which have the effect of removing from directors their duty to use their own best judgment on management matters); Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1210 (Del. Ch. 1979), aff d sub nom., Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (directors may not delegate to others those duties which lay at the heart of the management of the corporation).

(4) Also, SECTION 1105 of the PBCL specifically contemplates that a shareholder may obtain injunctive relief if the operation of any plan would result in fundamental unfairness to the shareholder.

(5) Conrail and CSX have argued that Norfolk and Kathryn McQuade lack standing to bring their shareholder derivative claims.
     Their arguments are meritless. First, CSX and Conrail rely heavily on SECTION 1717 of the PBCL in support of their argument that Norfolk and Ms. McQuade do not have standing to bring fidu-ciary duty claims because they are beneficial, not record, shareholders. Section 1717, however, simply requires that breach of fiduciary duty claims be brought as derivative claims, not as direct claims. It does not govern who can bring derivative claims. See Hrg. Tr. at 90(Professor Coffee noted that SECTION 1717 was designed to reverse "the Revlon rule that permits a bidder to bring a direct action, instead relegating him to a derivative action.") The question of who can bring derivative claims is governed by SECTION 1782 of the PBCL, which clearly allows such claims to be brought by beneficial owners.

     Second, Conrail and CSX argue that Norfolk cannot adequately represent the interests of shareholders because it is a competing bidder. Here, however, Norfolk is seeking to open up the bidding process. Numerous federal courts have recognized that, in such a situation, the interests of a bidder plainly coincide with those of shareholders. See Granada Investments, Inc. v. DWG Corp., 717
     F. Supp. 533, 538 (N.D. Ohio 1989) ("Both Granada and the other shareholders share an interest in preventing DWG s directors from locking up control of DWG."); Air Line Pilots Ass n v. UAL Corp., 717 F. Supp. 575, 579 (N.D. Ill. 1989) (Offeror "like other shareholders is interested in maximizing the value of his shares and ensuring that management does not block potentially profitable offers in breach of their fiduciary duty."); Shamrock Associates v. Horizon Corp., 632 F. Supp. 566, 571 (S.D.N.Y.
     1986) (Potential acquirer s "interest corresponds with that of Horizon's other unaffiliated shareholders who, no doubt, desire competitive bidding for their shares."); c.f. MacAndrews & Forbes Holding, Inc. v. Revlon, Inc., 1885 WL 21129 (Del. Ch. Ct., Oct. 9, 1985) (Offeror s derivative suit seeks to "secur[e] for itself and for all other shareholders the ability to bargain in the marketplace."). As Professor Coffee testified, Norfolk and the Conrail shareholders "are not in conflict and they have a common interest in trying to eliminate the takeover barriers that prevent there from being a consideration by shareholders either of the voting decision or of other decisions." (Hrg. Tr. at 190.)